SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13G
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 3)

                        ZENITH NATIONAL INSURANCE CORP.
                               (Name of Issuer)
                            __________________

                                 COMMON STOCK
                        (Title of Class of Securities)


                                  989390 109
                                (CUSIP Number)


                               February 6, 2001
            (Date of Event Which Requires Filing of this Statement)


           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           |_|      Rule 13d-1(b)
           |_|      Rule 13d-1(c)
           |X|      Rule 13d-1(d)



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CUSIP No.   989390 109                      13G                    Page 2 of 5
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1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                  HARVEY L. SILBERT
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)                                          (a)  |_|
                                                                     (b)  |X|
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3.       SEC USE ONLY
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4.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.A.
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       NUMBER OF            5     SOLE VOTING POWER
         SHARES                                         1,039,551 shares
      BENEFICIALLY          ---------------------------------------------------
        OWNED BY            6     SHARED VOTING POWER
          EACH                                           68,316 shares
       REPORTING            ---------------------------------------------------
         PERSON
          WITH:             7     SOLE DISPOSITIVE POWER
                                                         1,039,551 shares
                            ---------------------------------------------------
                            8     SHARED DISPOSITIVE POWER
                                                         68,316 shares
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9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,107,867 shares
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10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                         |_|
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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  5.97%
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12.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  IN
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                                                                Page 3 of 5

            This Statement constitutes Amendment No. 3 to the Schedule 13G of Harvey L. Silbert. Mr. Silbert is herein referred to as the "Reporting Person." The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 13G.

Item 1(a).        NAME OF ISSUER

                  Zenith National Insurance Corp., a Delaware corporation

Item 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  21255 Califa Street, Woodland Hills, California 91367

Item 2(a).        NAME OF PERSON FILING

                  Harvey L. Silbert

Item 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                  RESIDENCE:

                  2121 Avenue of the Stars, 18th Floor
                  Los Angeles, California 90067

Item 2(c).        CITIZENSHIP

                  U.S.A.

Item 2(d).        TITLE OF CLASS OF SECURITIES

                  Common Stock, par value $1.00 per share

Item 2(e).        CUSIP NO.:

                  989390 109

Item 3.           Not applicable.




                                                            Page 4 of 5

Item 4.           OWNERSHIP

                  (a)      Amount Beneficially Owned: 1,107,867 shares
                  (b)      Percent of Class:  5.97%
                  (c)      Number of shares as to which the person has:

                           (i)      sole power to vote or to direct the vote:
                                    1,039,551

                           (ii)     shared power to vote or to direct the
                                    vote: 68,316

                           (iii) sole power to dispose or to direct the disposition of: 1,039,551

                           (iv) shared power to dispose or to direct the disposition of : 68,316

Item 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not applicable.

Item 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                  ANOTHER PERSON

                  Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.

Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
                  THE GROUP

                  Not applicable.

Item 9.           NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

Item 10.          CERTIFICATIONS

                  Not applicable.




                                                                   Page 5 of 5

                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2002

HARVEY L. SILBERT


By: /s/ Harvey L. Silbert
   ------------------------------
    Harvey L. Silbert